Marcelo A. Mottesi

Partner

55 Hudson Yards | New York, NY 10001-2163

T: 212.530.5602

MMOTTESI@milbank.com

December 12, 2022

Mr. Mark Wojciechowski

Mr. John Cannarella

Mr. John Coleman

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re: Buenaventura Mining Company Inc.

Form 20-F for the Fiscal Year ended December 31, 2021, filed May 13, 2022

File No. 001-14370

Dear Mr. Wojciechowski, Mr. Cannarella, Mr. Coleman:

We note the receipt by Buenaventura Mining Company Inc. (Compañía de Minas Buenaventura S.A.A., or the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated November 14, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “2021 20-F”).

In the Comment Letter you requested that the Company respond to your comments regarding the 2021 20-F within ten business days or advise you when they would provide a response. On November 18, 2022, the Company requested an extension of ten business days to provide a response due to the fact that the Company was conducting the necessary analysis for purposes of providing its response to comment 1 of the Comment Letter.

On behalf of the Company, we would like to request an extension of an additional ten business days to provide its response, on the basis that the Company’s internal analysis for purposes of providing its response to comment 1 of the Comment Letter is still ongoing. Accordingly, the Company respectfully requests an extension until December 27, 2022 to file its response to the Staff Comment Letter.

December 12, 2022

Thank you for your consideration of this request for extension. If you have any questions, or require additional information please feel free to contact me at mmottesi@milbank.com or at (212) 530-5602.

Sincerely,

/s/ Marcelo Mottesi
Marcelo Mottesi

cc:	Securities and Exchange Commission:
Karl Hiller

Compañía de Minas Buenaventura S.A.A.:

Daniel Dominguez

Gulnara LaRosa